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PART III

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SEC FILE NUMBER
8- 66602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YYY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Docent Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Walnut Street
(No. and Street)

Natick	MA	01760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Phillips — 508-652-0085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
SEP 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

PROCESSED
SEP 05 2008
THOMSON REUTERS

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Kenneth B. Phillips ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Docent Financial Services, Corp. , as of June 30 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Comm Exp 3-8-2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOCENT FINANCIAL SERVICES CORP.

FINANCIAL STATEMENTS

JUNE 30, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Docent Financial Services Corp.
Natick, MA

We have audited the accompanying statement of financial condition of Docent Financial Services Corp. as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Docent Financial Services Corp. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company's inability to generate revenue and ongoing losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Norwood, Massachusetts
August 13, 2008

DOCENT FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash	$	10,461
Deferred tax assets		5,145
Notes receivable		19,000
	$	34,606

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	4,812
Stockholders' equity:		
Common stock, no par value, 1,500 shares authorized, 200 shares issued and outstanding		46,000
Retained earnings		(16,206)
Total stockholders' equity		29,794
	$	34,606

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCIAL SERVICES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

Revenues:		
Other income	$	35,000
Expenses:		
Employee compensation and benefits		-
Communications and data processing		-
Occupancy		-
Other expenses		12,323
		12,323
Income before income taxes		22,677
Income taxes		6,011
Net income	$	16,666

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, July 1, 2007	$ 46,000	$ (32,872)	$ 13,128
Net income	-	16,666	16,666
Balance, June 30, 2008	$ 46,000	$ (16,206)	$ 29,794

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:	
Net income	$ 16,666
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Decrease in Deferred tax assets	5,555
Decrease in Other assets	90
Increase (Decrease) in operating liabilities	
Decrease in Accounts payable, accrued expense and other liabilities	(294)
Total adjustments	5,351
Net cash from operating activities	22,017
Cash flows from investing activities	
Increase in Notes receivable	(19,000)
Cash flows from financing activities	
None	-
Increase in cash	3,017
Cash at beginning of the year	7,444
Cash at end of the year	$ 10,461

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highhly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008 the Company had net capital of $5,649, which was $649 in excess of its required net capital of $5,000. The Company's net capital ratio was .85 to 1.

NOTE 3 - INCOME TAXES

Income tax expense consists of the following:

Current taxes payable:	
State	$ 456
Deferred taxes payable:	
Federal	3,333
State	2,222
	5,555
Income tax expense	$ 6,011

NOTE 3 - INCOME TAXES – continued

The Company has net operating loss carryforwards totaling $21,351 for federal income tax purposes and $19,527 for state income tax purposes, that can be utilized to offset future income taxes. If not used, the carryforwards will expire as follows:

Year Ending June 30,	Federal Amount	State Amount
2010	$ 0	$10,575
2011	0	8,952
2025	11,943	0
2026	9,408	0
	$ 21,351	$19,527

NOTE 4 – NOTES RECEIVABLE

As of June 30, 2008, shareholders owed the Company $19,000. These notes have no stated interest rate or due date.

NOTE 5 – GOING CONCERN

As shown on the accompanying financial statements, the Company has incurred net income this year of $16,666. However, the only revenue it received was from other income not related to operations. The Company has never generated any sales revenue. These factors create an uncertainty about the Company's ability to continue as a going concern. The shareholders of the company will have to contribute additional capital. The willingness of the shareholders to do so is unclear. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

DOCENT FINANCIAL SERVICES CORP.

SUPPLEMENTARY SCHEDULES

JUNE 30, 2008

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Docent Financial Services Corp.
Natick, MA

We have audited the accompanying financial statements of Docent Financial Services Corp. for the year ended June 30, 2008, and have issued our report thereon dated August 13, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
August 13, 2008

SCHEDULE I

DOCENT FINANCIAL SERVICES CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
JUNE 30, 2008

Aggregate Indebtedness:		
Accounts payable, accrued expenses	$ 4,812	
Net Capital		
Common stock		$ 46,000
Retained earnings		(16,206)
		29,794
Adjustments To Net Capital		
Deferred tax assets		(5,145)
Notes receivable		(19,000)
Net Capital, as defined		$ 5,649
Net Capital Requirement		5,000
Net Capital		$ 649
Ratio Of Aggregate Indebtedness To Net Capital		.85 to 1

Reconciliation with Company's computation of net capital

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 5,649
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net Capital per above	$ 5,649

SCHEDULE II

DOCENT FINANCIAL SERVICES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2008

Docent Financial Services Corp. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Docent Financial Services Corp.

In planning and performing our audit of the financial statements of Docent Financial Services Corp. (the Company), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
August 13, 2008

END